U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of August 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated July 29, 2003, relating to the announcement of the second quarter consolidated results

2.	Press release dated July 29, 2003, relating to the announcement of the (1) results of the share buyback program for the period from July 1, 2003 to July 28, 2003 ; and (2) matters resolved at a meeting of its Board of Directors on July 29, 2003.

3.	Earnings report for the first half of the fiscal year ending December 31, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	August 1, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Second Quarter Consolidated Results

Tokyo, Japan – July 29th, 2003—Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today reported results in US GAAP for the second quarter 2003, ended June 30, 2003. Trend Micro posted consolidated net sales of 11.4 billion yen, (or US $95.7 million¹), operating income of 2.9 billion yen (or US $24.0 million) and net income of 1.6 billion yen (or US $13.2 million). The figures for the quarter reflect gains of 6% in sales compared with the same period a year ago and 4% sequentially.

Both of enterprise products and consumer products grew year over year, and all regions worldwide experienced growth compared to the same quarter a year ago.

“We are pleased to announce solid results considering the current landscape of overall IT spending,” said Steve Chang, Chairman and CEO of Trend Micro. “This quarter, we continued to see revenue growth from large enterprise customers, as well as growth in deferred revenues primarily driven by the U.S. market. We also continue to gain recognition for our Enterprise Protection Strategy (EPS), and remain committed to bringing new products and services to further deliver the value of EPS to our customers.”

Consolidated net sales for the third quarter ending September are expected to be 11.5 billion Yen (or US $96.6 million). Operating income and net income are expected to be 3.1 billion yen (or US $26.1 million) and 1.75 billion Yen (or US $14.7 million), respectively.

Second Quarter Business Highlights

•	Trend Micro Enterprise Protection Strategy received Network Magazine’s 2003 Product of the Year Award in the antivirus category for corporate antivirus software. The company was also honored with e-Pro Magazine’s Apex Award for ScanMail for IBM Lotus Notes. Trend Micro ServerProtect for Linux was rated best performing solution in Virus Bulletin’s Red Hat Linux Comparative Review.

•	Trend Micro earned certification from the National Information Assurance Partnership (NIAP) for InterScan VirusWall 3.5 for NT and InterScan VirusWall 3.6 for Solaris, HP-UX, and Linux. Trend Micro is the only vendor to earn NIAP certification for antivirus products, thereby meeting the rigorous global standards laid down in the new Government Guidelines, which specify that IT products be NIAP-certified for high security installations.

•	In Japan, Trend Micro reached a milestone of 2.5 million users of VirusBuster, Trend Micro’s consumer antivirus solution in Japan. Other major customer additions during the quarter included a 1.1 million-user deal with the U.S. Army Chief Technology Office. Worldwide, new revenues were primarily comprised of customers from the banking, finance, government and healthcare sectors.

•	The company announced that it is expanding its alliance with NetScreen to deliver the industry’s first best-of-breed antivirus, firewall, VPN and intrusion prevention appliance designed to help enterprise customers secure remote sites, branch offices and telecommuters.

¹	$1 US = 119 Japanese Yen

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems;
•	Timing of new product introductions and lack of market acceptance for our new products;
•	The level of continuing demand for, and timing of sales of, our existing products;
•	Rapid technological change within the anti-virus software industry;
•	Changes in customer needs for anti-virus software;
•	Existing products and new product introductions by our competitors and the pricing of those products;
•	Declining prices for our products and services;
•	The effect of future acquisitions on our financial condition and results of operations;
•	The effect of adverse economic trends on our principal markets;
•	The effect of foreign exchange fluctuations on our results of operations;
•	An increase in the incidence of product returns;
•	The potential lack of attractive investment targets; and
•	Difficulties in successfully executing our investment strategy.

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers .For additional information and evaluation copies of all Trend Micro products, visit our website, http://www.trendmicro.com.

Supplementary Information

1.	Financial Highlights for the first half of FY 2003 (January 1, 2003 through June 30, 2003)

(1)	Consolidated Results of Operations

(All figures except for per share information are rounded to millions of yen.)

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen		Millions of yen		Millions of yen	%
The first half of FY 2003	22,310	8.8	5,822	(8.3)	5,877	(8.3)
The first half of FY 2002	20,507	58.5	6,350	530.7	6,406	423.5

FY 2002 (annual)	42,980		13,866		13,098

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half ofFY 2003	3,308	(9.5)	25.04	—
The first half ofFY 2002	3,654	559.8	27.65	27.53

FY 2002 (annual)	7,714		58.39	58.22

(Note)

1. Equity in gain of affiliated companies: 8 million yen (3 million yen in the first half of FY 2002, 11 million yen in FY 2002)
2. The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the period.
3. Weighted average number of shares outstanding: 132,097,979 shares (132,153,432 shares in the first half of FY 2002, 132,111,467 shares in FY 2002)
4. The percentage of net sales, operating income, net income before tax and net income are comparison to the first half of prior fiscal year.

(2)	Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2003	73,158	39,636	54.2	302.46
June 30, 2002	68,791	34,742	50.5	262.37

December 31, 2002	73,838	37,144	50.3	282.07

(Note)

Number of shares outstanding :    131,046,647 shares

                                             (132,419,856 shares as of June 30, 2002, 131,682,975 shares as of December 31, 2002)

(3)	Consolidated Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
As of	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2003	7,496	(7,114)	(6,213)	42,655
June 30, 2002	6,275	(1,416)	1,057	45,991

December 31, 2002	14,743	(3,173)	(4,007)	47,830

(4) Basis of consolidation and application of equity method:
The number of consolidated subsidiaries ...........................................................	17
The number of unconsolidated subsidiaries accounted by equity method..........	0
The number of affiliated companies ...................................................................	3

(5) Change in the basis of consolidation and application of equity method:
The number of additional consolidated subsidiaries ..........................................	2
The number of excluded consolidated subsidiaries ............................................	0
The number of additional consolidated affiliated companies .............................	0
The number of excluded consolidated affiliated companies ...............................	1

2.	Projected consolidated earnings

Projected earnings for the next quarter (July 1, 2003 through September 30, 2003)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
3rd Qtr	11,500	3,100	1,750

(Note)

Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2003 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

3.    CONSOLIDATED BALANCE SHEETS

(Thousands of yen)

Account	June 30, 2002	December 31, 2002	June 30, 2003
<Assets>

Current assets:
Cash and cash equivalents	45,990,588	47,829,821	42,654,956
Time deposits	64,796	65,722	65,895
Marketable securities	2,220,115	2,747,471	9,198,296
Notes and accounts receivable, trade	10,740,940	12,287,078	9,986,580
Allowance for doubtful accounts and sales returns	(1,389,080)	(962,037)	(908,956)
Inventories	371,790	363,848	143,475
Deferred income taxes	3,313,136	4,044,672	4,383,944
Prepaid expenses and other current assets	1,218,177	798,243	1,097,087

Total current assets	62,530,462	67,174,818	66,621,277

Investments and other assets:
Securities investments	1,254,689	690,732	597,564
Investment in and advances to affiliated companies	87,515	96,117	103,872
Software development costs	540,201	936,058	708,208
Other intangibles	393,495	361,028	398,598
Deferred income taxes	1,097,533	1,548,313	1,681,569
Other	940,301	1,086,254	1,130,687

Total investments and other assets	4,313,734	4,718,502	4,620,498

Property and equipment:
Office furniture and equipment	2,420,444	2,619,820	2,922,056
Other properties	1,030,911	1,101,268	1,010,080

	3,451,355	3,721,088	3,932,136
Less: Accumulated depreciation	(1,504,072)	(1,776,409)	(2,016,352)

Total property and equipment	1,947,283	1,944,679	1,915,784

Total assets	68,791,479	73,837,999	73,157,559

(Thousands of yen)

Account	June 30, 2002	December 31, 2002	June 30, 2003
<Liabilities and shareholders’ equity>

Current liabilities:
Current portion of long-term debt	8,000,000	5,000,000	6,500,000
Notes payable, trade	388,051	85,035	94,611
Accounts payable, trade	918,963	1,014,215	986,193
Accounts payable, other	1,112,339	1,201,675	1,286,402
Withholding income taxes	171,992	183,663	437,663
Accrued expenses	1,873,023	1,807,241	1,941,800
Accrued income and other taxes	2,131,466	4,089,169	3,232,548
Deferred revenue	11,159,665	13,484,252	15,067,937
Other	466,106	573,068	220,188

Total current liabilities	26,221,605	27,438,318	29,767,342

Long-term liabilities:
Long term debt	6,500,000	6,500,000	—
Deferred revenue	857,572	2,188,460	3,061,910
Accrued pension and severance costs	306,631	356,044	437,021
Other	163,180	210,947	255,113

Total long-term liabilities	7,827,383	9,255,451	3,754,044

Shareholders’ equity:
Common stock
Authorized
-June 30, 2002 250,000,000 shares (no par value)
-December 31, 2002 250,000,000 shares (no par value)
-June 30, 2003 250,000,000 shares (no par value)
Issued
-June 30, 2002 132,492,510 shares	7,240,080
-December 31, 2002 132,503,417 shares		7,257,060
-June 30, 2003 132,503,417 shares			7,257,060
Additional paid-in capital	13,036,859	13,021,554	12,936,584
Retained earnings	14,920,479	18,986,701	22,294,463
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	(396,267)	(83,877)	66,163
Cumulative translation adjustments	190,795	285,079	531,776

	(205,472)	201,202	597,939

Treasury stock, at cost
-June 30, 2002 72,654 shares	(249,455)
-December 31, 2002 820,442 shares		(2,322,287)
-June 30, 2003 1,456,770 shares			(3,449,873)

Total shareholders’ equity	34,742,491	37,144,230	39,636,173

Total liabilities and shareholders’ equity	68,791,479	73,837,999	73,157,559

4.    CONSOLIDATED STATEMENTS OF INCOME

(Thousands of yen)

Account	For the six months ended June 30, 2002	For the six months ended June 30, 2003	Increase (Decrease) %
Net sales	20,507,019	22,309,642	8.8
Cost of sales	1,195,693	1,528,771

Gross profit	19,311,326	20,780,871	7.6

Operating expenses:
Selling	7,254,125	8,015,856
Research and development	1,838,592	1,929,219
Customer support	1,769,002	2,402,122
General and administrative	2,099,362	2,611,807

	12,961,081	14,959,004

Operating income	6,350,245	5,821,867	(8.3)

Other incomes (expenses):
Interest income	185,155	206,035
Interest expense	(157,560)	(114,829)
Loss on sales of marketable securities	(58,421)	—
Impairment of securities investments	—	(7,360)
Foreign exchange (loss) gain, net	(95,126)	134,469
Other income (expense), net	181,563	(162,948)

	55,611	55,367

Income before income taxes and equity in gain of affiliated companies	6,405,856	5,877,234	(8.3)

Income taxes:
Current	2,969,102	3,145,367
Deferred	(215,107)	(568,140)

	2,753,995	2,577,227

Income from consolidated companies	3,651,861	3,300,007	(9.6)
Equity in gain of affiliated companies	2,587	7,755

Net income	3,654,448	3,307,762	(9.5)

Per share data:
Net income	Yen	Yen

-Basic	27.65	25.04	(9.4)
-Diluted	27.53	—	—

5.    CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Thousands of yen)

Account	For the six months ended June 30, 2002	For the six months ended June 30, 2003
<Common stock>
Balance at beginning of period	6,833,678	7,257,060
Exercise of stock purchase warrants	406,402	—

Balance at end of period	7,240,080	7,257,060

<Additional paid-in capital>
Balance at beginning of period	12,144,908	13,021,554
Tax benefit from exercise of non-qualified stock warrants	492,028	(84,970)
Loss on sales of treasury stock, net of tax	(6,466)	—
Exercise of stock purchase warrants	406,389	—

Balance at end of period	13,036,859	12,936,584

<Retained earnings>
Balance at beginning of period	11,277,576	18,986,701
Net income	3,654,448	3,307,762
Stock issue costs, net of tax	(11,545)	—

Balance at end of period	14,920,479	22,294,463

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(310,480)	(83,877)
Net change during the period	(85,787)	150,040

Balance at end of period	(396,267)	66,163

<Cumulative translation adjustments>
Balance at beginning of period	848,873	285,079
Aggregate translation adjustments for the period	(658,078)	246,697

Balance at end of period	190,795	531,776

<Treasury stock, at cost>
Balance at beginning of period	(28,529)	(2,322,287)
Purchase of treasury stock	(227,392)	(1,127,586)
Sales of treasury stock	6,466	—

Balance at end of period	(249,455)	(3,449,873)

Total shareholders’ equity	34,742,491	39,636,173

6.    CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of yen)

Account	For the six months ended June 30, 2002	For the six months ended June 30, 2003
Cash flows from operating activities:
Net income	3,654,448	3,307,762
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	950,428	1,106,517
Pension and severance costs, less payments	31,592	80,842
Deferred income taxes	(215,107)	(568,140)
Loss on sales of marketable securities	58,421	—
Impairment of securities investments	—	7,360
Equity in gain of affiliated companies	(2,587)	(7,755)
Changes in assets and liabilities:
Increase in deferred revenue	2,059,265	2,033,045
Decrease in accounts receivable, net of allowances	1,817,470	2,488,094
(Increase) decrease in inventories	(141,097)	219,748
Increase (decrease) in notes and accounts payable, trade	585	(32,030)
Decrease in accrued income and other taxes	(1,227,563)	(856,478)
Decrease (increase) in other current assets	122,017	(67,865)
Decrease in accounts payable, other	(341,474)	(98,894)
Increase in other current liabilities	151,475	52,313
Increase in other assets	(630,586)	(280,659)
Other	(12,002)	111,933

Net cash provided by operating activities	6,275,285	7,495,793

Cash flows from investing activities:
Payments for purchases of property and equipment	(466,537)	(483,462)
Software development cost	(263,370)	(356,809)
Payments for purchases of other intangibles	(162,327)	(111,050)
Proceeds from sales of marketable securities	152,316	—
Proceeds from maturities of marketable securities	—	1,700,000
Payments for purchases of marketable securities and security investments	(681,974)	(7,862,856)
Proceeds from / (Payments for) time deposits	5,971	(173)

Net cash used in investing activities	(1,415,921)	(7,114,350)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	801,246	—
Tax benefit from exercise of non-qualified stockwarrants	492,028	(84,970)
Proceeds from issuance of bonds	4,000,000	—
Purchase of treasury bonds	(4,008,800)	—
Redemption of bonds	—	(5,000,000)
Purchase of treasury stock, net	(220,926)	(1,127,586)
Other	(6,745)	—

Net cash provided / (used) by financing activities	1,056,803	(6,212,556)

Effect of exchange rate changes on cash and cash equivalents	(708,229)	656,248

Net increase (decrease) in cash and cash equivalents	5,207,938	(5,174,865)
Cash and cash equivalents at beginning of period	40,782,650	47,829,821

Cash and cash equivalents at end of period	45,990,588	42,654,956

Supplementary information of cash flow:
Payment for interest expense	161,755	117,289
Payment for income taxes	3,624,846	3,935,610

Trend Micro Announces Share buyback Program

Pursuant to Commercial Code Article 210 relating to Acquisition of Treasury Stocks

Tokyo, Japan – July 29, 2003—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, announced: (1) results of share buyback pursuant to a resolution of a meeting of its Board of Directors held on June 25, 2003; and :(2)matters resolved today at a meeting of its Board of Directors.

1.  Results of share buyback pursuant to a resolution of a meeting of its Board of Directors held on June 25, 2003

Repurchase period: July 1 to July 28, 2003

Number of shares repurchased: 0 (zero)

Aggregate cost: 0 (zero)

2.  Matters resolved today at a meeting of its Board of Directors.

Repurchase period: July 30 to August 29, 2003

Number of shares to be repurchased: Maximum of 500,000 shares

Aggregate cost: Maximum of 1,100,000,000 yen

Repurchase method: Transactions through the Tokyo Stock Exchange

<Note>

1.  At the14th Ordinary General Meeting of Shareholders on March 26, 2003, the following was resolved:

Number of shares to be repurchased: Maximum of 2,500,000 shares

Aggregate cost: Maximum of 5,000,000,000 yen

2.  After the14th Ordinary General Meeting of Shareholders on March 26, 2003, the Company has repurchased its shares as follows:

Aggregate number of shares repurchased: 364,000 shares

Aggregate cost: 624,061,000 yen

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website, http://www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

July 29 , 2003

Report of First–Half Results (Consolidated)

For Fiscal Year Ending December 31, 2003

[ Prepared in accordance with US GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Chang, Ming-Jang
Contact:	Title	Controller, Finance&Accounting Department and General Manager, Corporate Affairs Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)
Date of the board of directors meeting authorizing the first-half results:		July 29, 2003

1.    Financial Highlights for the first half of FY 2003 (January 1, 2003 through June 30, 2003)

(1)    Consolidated Results of Operations

(All figures except for per share information are rounded to millions of yen.)

	Net Sales	Growth rate	Operating income	Growth rate	Net income before tax	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2003	22,310	8.8	5,822	(8.3)	5,877	(8.3)
The first half of FY 2002	20,507	58.5	6,350	530.7	6,406	423.5

FY 2002 (annual)	42,980		13,866		13,098

	Net income	Growth rate	Net income per share (basic)	Net income per share (diluted)
	Millions of yen	%	Yen	Yen
The first half of FY 2003	3,308	(9.5)	25.04	—
The first half of FY 2002	3,654	559.8	27.65	27.53

FY 2002 (annual)	7,714		58.39	58.22

(Note)

1. Equity in gain of affiliated companies:	8 million yen (3 million yen in the first half of FY 2002, 11 million yen in FY 2002)

2. The company made no changes in accounting principle that had material effects on the financial position, results of operations, and cash flow position, during the period.

3. Weighted average number of shares outstanding:	132,097,979 shares (132,153,432 shares in the first half of FY 2002, 132,111,467 shares in FY 2002)

4. The percentage of net sales, operating income, net income before tax and net income are comparison to the first half of prior fiscal year.

(2)    Consolidated Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2003	73,158	39,636	54.2	302.46
June 30, 2002	68,791	34,742	50.5	262.37

December 31, 2002	73,838	37,144	50.3	282.07

(Note)

Number of shares outstanding:	131,046,647 shares

(132,419,856 shares as of June 30, 2002, 131,682,975 shares as of December 31, 2002)

(3)    Consolidated Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Ending balance of cash and cash equivalents
As of	Millions of yen	Millions of yen	Millions of yen	Millions of yen
June 30, 2003	7,496	(7,114)	(6,213)	42,655
June 30, 2002	6,275	(1,416)	1,057	45,991

December 31, 2002	14,743	(3,173)	(4,007)	47,830

(4) Basis of consolidation and application of equity method:
The number of consolidated subsidiaries	17
The number of unconsolidated subsidiaries accounted by equity method	0
The number of affiliated companies	3

(5) Change in the basis of consolidation and application of equity method:
The number of additional consolidated subsidiaries	2
The number of excluded consolidated subsidiaries	0
The number of additional consolidated affiliated companies	0
The number of excluded consolidated affiliated companies	1

2.  Projected consolidated earnings

Projected earnings for the next quarter (July 1, 2003 through September 30, 2003)

	Net Sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
3rd Qtr	11,500	3,100	1,750

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2003 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Attachment to the Report

1.    Condition of corporate group

(1) Overview of corporate group

Trend Micro Group consists of Trend Micro Inc. (Japan), and its subsidiaries which develop and sell anti-virus products and offer other related services. Affiliated companies are Soft Trend Capital Corporation which manages capital funds to be invested into Internet-related ventures and NetSTAR Inc. which develops and offers the products of URL filtering.

The business related to anti-virus are described below.

Products related to anti-virus:

PC client products LAN server products Internet server products Other products

Trend Micro Inc. (Japan) develops and sells the products. Some parts of the research and development activities are entrusted to Trend Micro Incorporated (Taiwan), Trend Micro Inc. (U.S.A.), Trend Micro Deutschland GmbH (Germany), and Trend Micro (Shanghai) Inc. (China). Trend Micro Incorporated (Taiwan) also operates manufacturing and sales of the products too, part of which are purchased by Trend Micro Inc. (Japan), Trend Micro Inc. (U.S.A.), Trend Micro Korea Inc. (Korea), Trend Micro Deutschland GmbH (Germany), Trend Micro South Europe Italy S.r.l. (Italy), Trend Micro Australia Pty. Ltd.(Australia), Trend Micro do Brasil Ltda. (Brazil), Trend Micro France (France), Trend Micro Hong Kong Limited (Hong Kong), Trend Micro (UK) Limited (UK), Trend Micro Latinoamerica S.A.de C.V (Mexico), Trend Micro (Shanghai) Inc. (China).

In addition, Trend Micro Inc. (Japan) owns software copyrights and receives from its overseas subsidiaries royalties based on the respective sales of products to such subsidiaries.

2.    Business Policy and Business Performance

Basic Policy on Group Management

Under the vision of “A world safe for exchanging digital information”, we provide solutions to prevent malicious contents such as computer viruses from invading corporate networks and PCs used at home, aiming at realizing safe digital network society.

Network systems, including the Internet, have been making their way deeper into corporate activities and home lives. On the other hand, the exploits of computer viruses for penetration have been further sophisticated and getting wicked, causing serious troubles for network users. There are also other troubles that the functionality and convenience provided by networks are degraded by unsolicited contents such as SPAM e-mails and bad URLs (web sites that carry obscene contents).

Under such circumstances, the needs that corporate and individual network users expect security vendors to meet have changed to deeper and larger ones. The role of our group has advanced to a stage to provide comprehensive security solutions by adding high-value-added services, rather than merely developing and selling security products.

Our group will try to contribute to the development of information-oriented society not only in Japan but also on a global scale through such businesses.

Basic Policy on the Distribution of Profits

To cope with rapidly changing business environment and maintain our competitiveness against competitors, we have put off paying dividends, except for the commemorative dividends for the fiscal year ended in December 1998 when we went public, to accumulate retained earnings and build up a strong financial structure as one of our most important management challenges.

However, as the amount of our retained earnings has been substantially increased by the expansion of our business scale in recent years and a subsequent increase in our profits, we had a change of mind that it is possible to pay dividends and at the same time to strengthen our financial structure, and plan to start paying dividends from the fiscal year ending in December 2003. As for our present policy on dividends, we plan to set 20% of consolidated net income as a base for the dividends and determine actual dividends per share based on share buyback plan and retained earnings available for dividends within the limits set by the Japanese Commercial Code.

Basic Policy on the Trading lots for Shares

We recognize that it is important to ensure the liquidity of our stock, and we believe that the present liquidity is maintained at a reasonable level. We believe that costly reduction in investment unit under such circumstances does not necessarily contribute to the benefits of all of our shareholders.

We would like to study the investment unit of our stock, taking continuously into consideration the profits of our shareholders, effects on the liquidity of our stock, etc.

Corporate Governance

We operate our business management system based on the recognition that it is important to quickly cope with the changes in the business environment where we are involved, and to ensure the transparency and soundness of management.

Our Board of Directors is composed of five Directors. Its system allows Board meetings to be held in a maneuverable manner so that decisions can be made quickly. Moreover, one of the five directors is recruited from outside to strengthen the supervising functions so that the Board of Directors can be operated in a proper manner.

All of our four Corporate Auditors are recruited from outside, aiming at allowing them to check the status of operation of the Board of Directors and the status of performance of Directors’ duties from an objective point of view.

Challenges to be Addressed by the Company

Because of the deterioration of economic prospects in North America and Europe as well as the lingering economic slump in Japan, corporate investments in information systems have shown signs of a slowdown. The business environment where we are involved is also affected by the reduction in such investments, and the circumstances do not allow us to be optimistic at all.

However, many companies are now becoming increasingly dependent on networks, including e-mail systems. Under such circumstances, the scale of opportunity loss in case of system down of company network is increasing to a much larger amount of money compared with system failures in several years ago. Therefore, the measures for network security, including measures against viruses, are expected to further increase their significance. We believe we can expect the scale of the market for such measures to steadily expand in the medium-to-long term. To cope with the expansion of such a market, we plan to promote recruiting and securing of the necessary human resources at our company and overseas subsidiaries, and establish a secure footing of management. At the same time, we plan to improve our corporate brand power and expand our sales channels.

The speed of technological innovation of the business that we are involved in is very fast. It is pointed out that wider use of open platforms such as broadband, mobile communications, Linux, etc., is likely to change the present network environment. In order for us to keep our competitive advantage over leading American competitors, it is necessary to cope timely with the external environment that changes with such technological innovation.

The advent of new types of viruses such as “NIMDA” that appeared two years ago had a great impact on what the measures against viruses ought to be. These viruses that have multiple ways of infection not only spread damage in a short period of time with their strong infectious power, but also allow themselves to infect again and again, if even one infected PC remains in a network. For these reasons, conventional measures against viruses such as search and disinfection with virus pattern files delivered are no longer good enough.

To protect corporate information assets from threats of such complex viruses, we have set up our new and original antivirus initiative called the “Trend Micro Enterprise Protection Strategy (Trend Micro EPS)” that can reduce the virus infection damage and cost of antivirus measures by totally supporting a series of processes from the emergence to end of viruses.

Our products compliant with this “Trend Micro EPS” are added with a function to take measures against virus infection before virus pattern files are distributed, and a function to prevent reinfection by promptly disinfecting viruses that are left in PCs within networks or in servers. With these functions, corporate users will be able to cope with the attack of new viruses in shorter period of time, and reduce the cost of antivirus measures through our support to efficiently restore networks, even if virus invasion could not be prevented.

While the values of corporate network environments and corporate information assets are further increasing their significance, the threat of viruses is also rapidly changing. Under such circumstances, we have maintained our competitive advantages in the present corporate user market by developing strategies and methods of measures against new viruses always ahead of competitors, and providing the products and services that meet the needs of users. At the same time, we aim to increase our market shares by finding new areas of sales activities and new customer segments.

Operating Results

Amid sluggish growth in the IT-related demand in Japan, the United States and Europe due to the reduction in corporate investments in computerization, etc., the environment where we are involved was hostile during this semi-annual period. In the medium-to-long term, there are no changes in our prospects that many companies will continuously invest in promotion of networking, reviews of main operation systems, etc., and the business that we are engaged in is expected to remain steady. However, the impact of restrained investment is now spreading to network security that has been regarded as a high priority of investment in computerization.

In Japan, “Virus Buster (PC-cillin)” series, products for the consumer market, increased its sales, and sales of antivirus products for file servers and client PCs of corporate users remained steady.

In the North American region, new sources of revenues such as an extra-fee support service called “Premium Support Program” are increasing their revenues. But net sales to third parties for this semi-annual period in the North America decreased from the same period last year because large enterprises that account for the largest share of our customers in this region restrain their investments in security as well as the impact of fluctuations in exchange.

In Europe, antivirus products for upper hierarchy levels of the network such as gateway servers and mail servers continued to increase their sales for this semi-annual period, and sales of products for file servers and client PCs also increased as we expanded our customer segments to medium-sized enterprises.

As a result, consolidated net sales for this semi-annual period amounted to 22,310 million yen (up 8.8% from the same period last year).

As for expenses, selling, general and administrative expenses increased to 14,959 million yen (up 15.4% from the same period last year) because of an increase in the expenses of marketing division due to the introduction of sales training programs for our new products compliant with the “Trend Micro EPS” as well as an increase in number of employees worldwide. As a result, consolidated operating income for this semi-annual period amounted to 5,822 million yen (down 8.3% from the same period last year), and consolidated net income to 3,308 million yen (down 9.5%).

As for the performance in breakdown by locational segments: net sales in Japan amounted to 14,434 million yen (up 13.7% from the same period last year) and operating income to 10,749 million yen (up 9.7%); net sales in North America amounted to 7,316 million yen ( up 0.6%) and operating income to 468 million yen (down 48.2%); net sales in Europe amounted to 5,474 million yen (up 16.3%) and operating income to 102 million yen; net sales in the Asia Pacific amounted to 3,704 million yen (up 5.1%) and operating income to 259 million yen; (up 23.2%) and net sales in Latin America amounted to 675 million yen (up 11.9%) and operating income to 102 million yen (up 142.0%).

Cash Flows

Cash flows from operating activities for this semi-annual period provided by 7.5 billion yen because of net income of 3.3 billion yen for the period, etc., while cash flows from investing activities used by 7.1 billion yen because of purchases of marketable securities, etc. Cash flows from financing activities used by 6.2 billion yen because of the redemption of our bonds, etc. As a result of adding effect of exchange rate changes, the balance of cash and cash equivalents at the end of the semi-annual period amounted to 42.7 billion yen, decreased by 5.2 billion yen from at the end of the previous fiscal year.

Earnings Projection

Since the business environment surrounding us tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on an annual basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2003 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that revised projected net sales fluctuate from the most recent quarterly projection by more than 10%, or revised projected operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Projection for the 3rd Quarter (July 1 to September 30, 2003)

Consolidated Net Sales:	Yen 11,500 Million
Consolidated Operating Income:	Yen 3,100 Million
Consolidated Net Income:	Yen 1,750 Million

The above earnings projection was calculated based on the following estimated major currency exchange rates.

Exchange Rates: USD 1=JPY 119, Euro 1= JPY 136

3    CONSOLIDATED FINANCIAL STATEMENTS

(1)    CONSOLIDATED BALANCE SHEETS

	(Thousands of yen)

Account	June 30, 2002	December 31, 2002	June 30, 2003
<Assets>
Current assets:
Cash and cash equivalents	45,990,588	47,829,821	42,654,956
Time deposits	64,796	65,722	65,895
Marketable securities	2,220,115	2,747,471	9,198,296
Notes and accounts receivable, trade	10,740,940	12,287,078	9,986,580
Allowance for doubtful accounts and sales returns	(1,389,080)	(962,037)	(908,956)
Inventories	371,790	363,848	143,475
Deferred income taxes	3,313,136	4,044,672	4,383,944
Prepaid expenses and other current assets	1,218,177	798,243	1,097,087

Total current assets	62,530,462	67,174,818	66,621,277

Investments and other assets:
Securities investments	1,254,689	690,732	597,564
Investment in and advances to affiliated companies	87,515	96,117	103,872
Software development costs	540,201	936,058	708,208
Other intangibles	393,495	361,028	398,598
Deferred income taxes	1,097,533	1,548,313	1,681,569
Other	940,301	1,086,254	1,130,687

Total investments and other assets	4,313,734	4,718,502	4,620,498

Property and equipment:
Office furniture and equipment	2,420,444	2,619,820	2,922,056
Other properties	1,030,911	1,101,268	1,010,080

	3,451,355	3,721,088	3,932,136
Less: Accumulated depreciation	(1,504,072)	(1,776,409)	(2,016,352)

Total property and equipment	1,947,283	1,944,679	1,915,784

Total assets	68,791,479	73,837,999	73,157,559

	(Thousands of yen)

Account	June 30, 2002	December 31, 2002	June 30, 2003
<Liabilities and shareholders’ equity>
Current liabilities:
Current portion of long-term debt	8,000,000	5,000,000	6,500,000
Notes payable, trade	388,051	85,035	94,611
Accounts payable, trade	918,963	1,014,215	986,193
Accounts payable, other	1,112,339	1,201,675	1,286,402
Withholding income taxes	171,992	183,663	437,663
Accrued expenses	1,873,023	1,807,241	1,941,800
Accrued income and other taxes	2,131,466	4,089,169	3,232,548
Deferred revenue	11,159,665	13,484,252	15,067,937
Other	466,106	573,068	220,188

Total current liabilities	26,221,605	27,438,318	29,767,342

Long-term liabilities:
Long term debt	6,500,000	6,500,000	—
Deferred revenue	857,572	2,188,460	3,061,910
Accrued pension and severance costs	306,631	356,044	437,021
Other	163,180	210,947	255,113

Total long-term liabilities	7,827,383	9,255,451	3,754,044

Shareholders’ equity:
Common stock
Authorized
–June 30, 2002 250,000,000 shares (no par value)
–December 31, 2002 250,000,000 shares (no par value)
–June 30, 2003 250,000,000 shares (no par value)
Issued
–June 30, 2002 132,492,510 shares	7,240,080
–December 31, 2002 132,503,417 shares		7,257,060
–June 30, 2003 132,503,417 shares			7,257,060
Additional paid-in capital	13,036,859	13,021,554	12,936,584
Retained earnings	14,920,479	18,986,701	22,294,463
Accumulated other comprehensive income
Net unrealized gain (loss) on debt and equity securities	(396,267)	(83,877)	66,163
Cumulative translation adjustments	190,795	285,079	531,776

	(205,472)	201,202	597,939

Treasury stock, at cost
–June 30, 2002 72,654 shares	(249,455)
–December 31, 2002 820,442 shares		(2,322,287)
–June 30, 2003 1,456,770 shares			(3,449,873)

Total shareholders’ equity	34,742,491	37,144,230	39,636,173

Total liabilities and shareholders’ equity	68,791,479	73,837,999	73,157,559

(2)    CONSOLIDATED STATEMENTS OF INCOME

			(Thousands of yen)

Account	For the six months ended June 30, 2002	For the six months ended June 30, 2003	Increase (Decrease) %
Net sales	20,507,019	22,309,642	8.8
Cost of sales	1,195,693	1,528,771

Gross profit	19,311,326	20,780,871	7.6

Operating expenses:
Selling	7,254,125	8,015,856
Research and development	1,838,592	1,929,219
Customer support	1,769,002	2,402,122
General and administrative	2,099,362	2,611,807

	12,961,081	14,959,004

Operating income	6,350,245	5,821,867	(8.3)

Other incomes (expenses):
Interest income	185,155	206,035
Interest expense	(157,560)	(114,829)
Loss on sales of marketable securities	(58,421)	—
Impairment of securities investments	—	(7,360)
Foreign exchange (loss) gain, net	(95,126)	134,469
Other income (expense), net	181,563	(162,948)

	55,611	55,367

Income before income taxes and equity in gain of affiliated companies	6,405,856	5,877,234	(8.3)

Income taxes:
Current	2,969,102	3,145,367
Deferred	(215,107)	(568,140)

	2,753,995	2,577,227

Income from consolidated companies	3,651,861	3,300,007	(9.6)
Equity in gain of affiliated companies	2,587	7,755

Net income	3,654,448	3,307,762	(9.5)

Per share data:
Net income	Yen	Yen

–Basic	27.65	25.04	(9.4)
–Diluted	27.53	—	—

(3)    CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

		(Thousands of yen)
Account	For the six months ended June 30, 2002	For the six months ended June 30, 2003
<Common stock>
Balance at beginning of period	6,833,678	7,257,060
Exercise of stock purchase warrants	406,402	—

Balance at end of period	7,240,080	7,257,060

<Additional paid-in capital>
Balance at beginning of period	12,144,908	13,021,554
Tax benefit from exercise of non-qualified stock warrants	492,028	(84,970)
Loss on sales of treasury stock, net of tax	(6,466)	—
Exercise of stock purchase warrants	406,389	—

Balance at end of period	13,036,859	12,936,584

<Retained earnings>
Balance at beginning of period	11,277,576	18,986,701
Net income	3,654,448	3,307,762
Stock issue costs, net of tax	(11,545)	—

Balance at end of period	14,920,479	22,294,463

<Net realized gain (loss) on debt and equity securities>
Balance at beginning of period	(310,480)	(83,877)
Net change during the period	(85,787)	150,040

Balance at end of period	(396,267)	66,163

<Cumulative translation adjustments>
Balance at beginning of period	848,873	285,079
Aggregate translation adjustments for the period	(658,078)	246,697

Balance at end of period	190,795	531,776

<Treasury stock, at cost>
Balance at beginning of period	(28,529)	(2,322,287)
Purchase of treasury stock	(227,392)	(1,127,586)
Sales of treasury stock	6,466	—

Balance at end of period	(249,455)	(3,449,873)

Total shareholders’ equity	34,742,491	39,636,173

(4)    CONSOLIDATED STATEMENTS OF CASH FLOWS

		(Thousands of yen)

Account	For the six months ended June 30, 2002	For the six months ended June 30, 2003
Cash flows from operating activities:
Net income	3,654,448	3,307,762
Adjustments to reconcile net income to net cash provided by operating activities—
Depreciation and amortization	950,428	1,106,517
Pension and severance costs, less payments	31,592	80,842
Deferred income taxes	(215,107)	(568,140)
Loss on sales of marketable securities	58,421	—
Impairment of securities investments	—	7,360
Equity in gain of affiliated companies	(2,587)	(7,755)
Changes in assets and liabilities:
Increase in deferred revenue	2,059,265	2,033,045
Decrease in accounts receivable, net of allowances	1,817,470	2,488,094
(Increase) decrease in inventories	(141,097)	219,748
Increase (decrease) in notes and accounts payable, trade	585	(32,030)
Decrease in accrued income and other taxes	(1,227,563)	(856,478)
Decrease (increase) in other current assets	122,017	(67,865)
Decrease in accounts payable, other	(341,474)	(98,894)
Increase in other current liabilities	151,475	52,313
Increase in other assets	(630,586)	(280,659)
Other	(12,002)	111,933

Net cash provided by operating activities	6,275,285	7,495,793

Cash flows from investing activities:
Payments for purchases of property and equipment	(466,537)	(483,462)
Software development cost	(263,370)	(356,809)
Payments for purchases of other intangibles	(162,327)	(111,050)
Proceeds from sales of marketable securities	152,316	—
Proceeds from maturities of marketable securities	—	1,700,000
Payments for purchases of marketable securities and security investments	(681,974)	(7,862,856)
Proceeds from / (Payments for) time deposits	5,971	(173)

Net cash used in investing activities	(1,415,921)	(7,114,350)

Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	801,246	—
Tax benefit from exercise of non-qualified stock warrants	492,028	(84,970)
Proceeds from issuance of bonds	4,000,000	—
Purchase of treasury bonds	(4,008,800)	—
Redemption of bonds	—	(5,000,000)
Purchase of treasury stock, net	(220,926)	(1,127,586)
Other	(6,745)	—

Net cash provided / (used) by financing activities	1,056,803	(6,212,556)

Effect of exchange rate changes on cash and cash equivalents	(708,229)	656,248

Net increase (decrease) in cash and cash equivalents	5,207,938	(5,174,865)
Cash and cash equivalents at beginning of period	40,782,650	47,829,821

Cash and cash equivalents at end of period	45,990,588	42,654,956

Supplementary information of cash flow:
Payment for interest expense	161,755	117,289
Payment for income taxes	3,624,846	3,935,610

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

1.    Accounting Principles, Accounting Procedures and Method for Presenting Interim Consolidated Financial Statements

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), including Accounting Principles Board Opinion (“APB”), Statement of Financial Accounting Standards (“FAS”), Emerging Issues Task Force Consensus (“EITF”) and the American Institute of Certified Public Accountants Statement of Position (“SOP”). The company listed on the NASDAQ in July 1999, and prepares its consolidated financial statements pursuant to the terminology, forms and preparation methods required in order to issue American Depositary Shares, which are registered with the U.S. Securities and Exchange Commission. The company and its domestic subsidiaries maintain their books and records in conformity with accounting principles and practices generally accepted in Japan (“Japanese GAAP”), and its foreign subsidiaries in conformity with those of the country of their domicile. The consolidated financial statements presented herein have been prepared in a manner and reflect certain adjustments that are necessary to conform them with U.S. GAAP.

The significant differences between accounting principles, accounting procedures and method of presentation which are adopted by the company and its subsidiaries and those in Japan are as follows. In addition to an explanation of the differences, the approximate amount of each effect on income before income taxes under Japanese GAAP is shown if it is material.

(1)	The Company and subsidiaries account for the retirement benefit plan in accordance with FAS No. 87 “Employers’ Accounting for Pensions”.
1)	FAS No. 87 considers minimum pension liability (MPL) when calculating accrued pension cost.
2)	The difference, when FAS No. 87 is first applied, shall be amortized on a straight-line basis over the average remaining service period. However, the Company’s financial statement is prepared in local Japan GAAP, and following the Japan GAAP, we have amortized all the amount of difference initially in the first year of application.

(2)	Disclosure of unusual profit and loss

In Japan GAAP, the loss on disposal of fixed assets is accrued in “unusual profit and loss”. We have disclosed this amount in “Other incomes (expenses)” in our financial statement.

2.    Summary of significant accounting policies

(1)    Significant accounting policies:

Basis of consolidation

The consolidated financial statements include the accounts of the parent company and those of its majority-owned subsidiaries. All intercompany transactions and accounts are eliminated on consolidation.

Investments in affiliated companies (20 to 50 percent-owned companies) in which the ability to exercise significant influence exists are stated at cost plus the equity in undistributed earnings (losses). Net consolidated income includes the company’s equity in the current net earnings (losses) of such companies, after elimination of unrealized intercompany profit.

Consolidated subsidiaries:

All subsidiaries are consolidated.

The subsidiaries are the following 17 companies:

Trend Micro Incorporated (Taiwan)

Trend Micro Inc. (USA)

Trend Micro Korea Inc.

Trend Micro Italy S.r.l.

Trend Micro Deutschland Gmbh (Germany)

Trend Micro Australia Pty.Ltd

Trend Micro do Brasil Ltda. (Brazil)

Trend Micro France

Trend Micro Hong Kong Limited

Trend Micro Incorporated Sdn.Bhd. (Malaysia)

Trend Micro (UK) Limited

Trend Micro Latinoamerica S.A.de C.V. (Mexico)

Trend Micro (NZ) Limited (Newzealand)

ipTrend Incorporated (Taiwan)

Trend Micro (Shanghai) Inc. (China)

Trend Micro (EMEA) Limited (Ireland)

Servicentro TMLA, S.A.de C.V. (Mexico)

Trend Micro Incorporated Sdn.Bhd. (Malaysia) and ipTrend Incorporated (Taiwan) are in the process of the liquidation.

Affiliated companies:

Equity method is applied to investments in affiliated companies.

Affiliated companies are the following 3 companies.

Soft Trend Capital Corporation (Japan)

JCN Co., Ltd (Japan)

Net STAR, Inc. (Japan)

Translation of foreign currencies

All asset and liability accounts of foreign subsidiaries are translated into Japanese yen at year-end rates of exchange and all income and expense accounts are translated at rates of exchange that approximate to those prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a separate component of shareholders’ equity.

Foreign currency denominated receivables and payables are translated into Japanese yen at year-end rates of exchange and the resulting translation gains or losses are taken into current income.

Revenue recognition

The Company’s revenue is derived primarily from product revenue, which includes software product license and post-contract customer support services. Other revenue is composed of hardware revenue, royalty revenue and supplementary services. Royalty revenue is represented by the fee via ‘Application service provider’ and ‘Internet service provider’ and supplementary services is represented by the services based on ‘Premium support program’ and ‘Service level agreement’. Product revenue includes the type of limited sales of our products to other companies for inclusion in their products.

The Company licenses its software products under perpetual licenses. The Company sells its products and services via its direct sales force and through domestic and foreign intermediaries.

The Company applies the provisions of SOP 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions” to all transactions involving the sale of software products and hardware transactions where software is not incidental. For hardware transactions where software is not incidental, the Company does not bifurcate the fee and apply separate accounting guidance to the hardware and software elements.

Revenue from the Company’s software product license and hardware where software is not incidental is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the fee is fixed and determinable, and collection of the resulting receivable, net of allowances for doubtful accounts and sales returns, is reasonably assured. Post-contract customer support services revenue which includes virus pattern updates, product version updates, telephone and online technical support and free use of our 24-hour service centers and supplementary services revenue are deferred and recognized ratably over the service period. The Company allocates revenue to post-contract customer support services based on the fair value of the post-contract customer support services, which are determined based on separate sales of renewals to customers. Royalty revenue is recognized as earned unless collection of the related receivables is not assured and it is recognized upon receipt of cash if collection is not assured.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our intermediaries are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis.

At the time of the transaction, the Company assesses whether the fee associated with our revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. If a significant portion of a fee is due after our normal payment terms, which are 30 to 90 days from the invoice date, the Company accounts for the fee as not being fixed and determinable. In these cases, the Company recognizes revenue as the fees become due. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from our customers. If the Company determines that collection of a fee is not reasonably assured, the Company defers the fee and recognizes revenue at the time collection becomes reasonably assured, which is generally upon receipt of cash.

The Company recognizes revenue from sales to intermediaries when products have been delivered. At this time it depends on each transaction whether the Company or the intermediaries have either a binding purchase order or signed license agreement of their end-users. After sale, the Company may approve certain returns from intermediaries or end-users. Therefore, the Company makes an estimate of returns from intermediaries or end-users based on its historical experience. The provision for estimated returns is recorded as a reduction to revenue. It is ordinary that returns from intermediaries result from holding neither a binding purchase order nor signed license agreement of their end-users. These returns primarily result from retail package sales.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks and all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable securities

Marketable securities consist of debt and equity securities. Debt and equity securities designated as available-for-sale are carried at fair value with unrealized gains or losses included as a component of shareholders’ equity, net of applicable taxes. Debt securities designated as held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to net realizable value for other than temporary declines in market value. Realized gains and losses, which are determined on the average cost method, are reflected in income.

Inventories

Finished products and raw materials are valued at the lower of weighted average cost or net realizable value. Work in process is stated at accumulated production costs.

Property and equipment

Property and equipment are stated at cost. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation of property and equipment is computed on the declining-balance method for the parent company and on the straight-line method for foreign subsidiaries at rates based on estimated useful lives of the assets according to general class, type of construction and use. Estimated useful lives range from 3 to 5 years for office furniture and equipment, and from 4 to 24 for other properties.

Goodwill and intangibles

From the fiscal year beginning January 1, 2002, the Company adopted FAS No.142 “Goodwill and Other Intangible Assets” which supersedes APB No. 17 “Intangible assets.” FAS No.142 eliminates the amortization of goodwill, requires annual impairment testing of goodwill and introduces the concept of indefinite life intangible assets. The new rule also prohibits the amortization of goodwill associated with business combinations that close after June 30, 2001. This new requirement will impact future period net income by an amount adjusted for any differences between the old and new rules for defining intangible assets on future business combinations. Although FAS No.142 requires to perform an initial transition impairment test in 2002, the Company did not have any goodwill balances as of June 30, December 31, 2002 and June 2003, respectively. The adoption of FAS No.142 did not have a material effect on the Company’s financial position and results of operations.

Intangibles, which mainly consist of software development costs and purchased software, are amortized on a straight-line basis over the current estimated economic lives of the products, generally up to a twelve-month period for software development costs and a five-year period for purchased software and other intangibles.

Long-lived assets

From the fiscal year beginning January 1, 2002, the Company adopted FAS No.144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. FAS No. 144 addresses significant issues relating to the implementation of FAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, and develops a single accounting model, based on the framework established in FAS No. 121 for long-lived assets to be disposed of by sale, whether such assets are or are not deemed to be a business. FAS No. 144 also modifies the accounting and reporting rules for discontinued operations. The adoption of FAS No.144 did not have a material effect on the Company’s financial position and results of operations.

Research and development costs and software development costs

All costs relating to research and development, to establish the technological feasibility of software products, are expensed as incurred. Under the Company’s software development process, technological feasibility is established on completing all substantial testing for the original English language version of the software. Local language versions of software, such as Japanese or Chinese, are produced from the English language version, by adding Japanese language or Chinese language related functions. Production costs for such local language versions of software product masters, incurred subsequent to the availability of original English language version software, are capitalized. Production costs of the local language software product masters, which include direct labor and overhead costs, are amortized to cost of sales using the straight-line method over the current estimated economic lives of the products, generally up to twelve months.

Management considers the Company’s capitalized software development costs to be fully recoverable from future product sales. Management estimates are based upon supporting facts and circumstances, and may be significantly impacted based upon subsequent changes in business conditions.

Stock-based compensation

The Company accounts for its stock-based incentive awards in accordance with the intrinsic value method as per APB No. 25, “Accounting for Stock Issued to Employees.” The Company complies with the disclosure provisions of FAS No. 123, “Accounting for Stock-Based Compensation”.

In December 2002, FASB issued FAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.” FAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.

Further, FAS No. 148 amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. From the fiscal year beginning January 1, 2002, the Company adopted this standard.

Income taxes

The current provision for income taxes is computed based on the pretax income included in the consolidated statement of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Derivative financial instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market.

The Company adopted FAS No.133 “Accounting for Derivative Instruments and Hedging Activities,” as amended by FAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” FAS No.133, as amended, establishes accounting and reporting standards for derivative instruments. Specifically, FAS No.133 requires an entity to recognize all derivatives, including certain derivative instruments embedded in other contracts, as either assets or liabilities in the balance sheet and to measure those instruments at fair value. Additionally, the fair value adjustments will affect either shareholders’ equity or net income depending on whether the derivative instrument qualifies as a hedge for accounting purposes and, if so, the nature of the hedging activity. The adoption of the new standard did not have an effect on the Company’s financial position and results of operations.

Net income per share

Basic net income per share is computed based on the average number of shares of common stock outstanding for the period. Diluted net income per share assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock. Net income per share is appropriately adjusted for any stock splits or free distributions of common stock.

Free distribution of common stock

On occasion, the Company made a free distribution of common stock to its shareholders which was accounted for either by a transfer of the applicable par value from additional paid-in capital to the common stock account or with no entry if free shares were distributed from the portion of previously issued shares accounted for as excess of par value in the common stock account in accordance with the Japanese Commercial Code. However, as a result of the amendments to the Japanese Commercial Code in 2001 where the concept of par-value of shares was eliminated effective from October 1, 2001, a free distribution of common stock to its shareholders is accounted for with no accounting entry. Under the Japanese Commercial Code, a stock dividend which is paid out of profits can be effected by an appropriation of retained earnings to the common stock account by resolution of the general shareholders’ meeting, followed by a free distribution with respect to the amount as appropriated by resolution of the Board of Directors.

Common stock issue costs

Common stock issue costs are directly charged to retained earnings, net of tax, in the accompanying consolidated financial statements as the Japanese Commercial Code prohibits charging such stock issue costs to capital accounts, which is the prevailing practice in the United States of America.

Comprehensive income

Other comprehensive income refers to revenues, expenses, gains and losses that under U.S. GAAP are included in comprehensive income but are excluded from net income as these amounts are recorded directly as adjustments to shareholders’ equity. The Company’s other comprehensive income primarily comprises unrealized gains on debt and equity securities and foreign currency translation adjustments.

Market and credit risks

The anti-virus software market is characterized by rapid technological change and evolving industry standards in computer hardware and software technology. In addition, the markets for the Company’s products are highly competitive and rapidly changing. The Company could incur substantial operating losses if it is unable to offer products, which address technological and market place change in the anti-virus software industry.

Other financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents, marketable securities and accounts receivable. The Company invests primarily in time deposits, money market funds and marketable securities and places its investments with high quality financial institutions. The Company performs ongoing credit evaluations of its customers’ financial condition and maintains an allowance for uncollectible accounts receivable, if any, based upon the expected collectibility of accounts receivable.

(2)    Recent pronouncements:

In November 2002, the EITF reached a consensus on EITF No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue provides guidance on when and how to separate elements of an arrangement that may involve the delivery or performance of multiple products, services and rights to use assets into separate units of accounting. The guidance in the consensus is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company will adopt EITF No. 00-21 in the second half beginning July 1, 2003. The transition provision allows either prospective application or a cumulative effect adjustment upon adoption. The Company is currently evaluating the impact of adopting this guidance.

In January 2003, FASB issued Interpretation No. 46 (“FIN No. 46”), “Consolidation of Variable Interest Entities.” FIN No. 46 clarifies the application of ARB No. 51 and applies immediately to Variable Interest Entities (VIEs) created after January 31, 2003 and to VIEs in which an interest is obtained after that date. FIN No. 46 also requires disclosure of VIEs in all financial statements initially issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about a VIE when this interpretation becomes effective, regardless of the date on which the VIE was created. The Company does not have any entities that require disclosure or new consolidation as a result of adopting the provisions of the interpretation.

In April 2003, FASB issued FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” FAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Except for certain provisions, FAS No. 149 is to be applied prospectively to contracts entered into or modified after June 30, 2003 and to hedging relationships designated after June 30, 2003. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

In May 2003, FASB issued FAS No. 150, “Financial Statement on Certain Financial Instruments with Characteristics of Liabilities and Equity.” FAS No. 150 changes the accounting for certain financial instruments with characteristics of both liabilities and equity that, under previous guidance, could be classified as equity, by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, FAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. FAS No. 150 is generally to be applied to all financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. The standard is not expected to have a material effect on the Company’s financial position and results of operations.

3.    Comprehensive income

		(Thousands of yen)

Account	For the six months ended June 30,2002	For the six months ended June 30,2003
Net income	3,654,448	3,307,762

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on debt and equity securities:
Unrealized holding losses arising during period	(206,134)	160,406
Less reclassification adjustment for losses(gains) included in net income	58,098	101,133

	(148,036)	261,539
Foreign currency translation adjustments	(658,078)	246,697

Other comprehensive income, before tax	(806,114)	508,236
Income tax expense related to items of other comprehensive income	62,249	(111,499)

Other comprehensive income, net of tax	(743,865)	396,737

Comprehensive income	2,910,583	3,704,499

4.    Cash and cash equivalents

Cash and cash equivalents as of June 30 and December 31, 2002 and June 30, 2003 were as follows:

			(Thousands of yen)

	June 30, 2002	December 31, 2002	June 30, 2003
Cash	35,591,312	46,100,465	40,192,122
Time deposits with original maturities of three months or less	10,399,276	1,729,356	2,462,834

	45,990,588	47,829,821	42,654,956

5.    Marketable securities and securities investments

Cash equivalents, marketable securities and securities investments include mutual funds and debt and equity securities for which the aggregate fair value, gross unrealized gains and losses and cost pertaining to “available-for-sale” investments as of June 30, December 31, 2002 and June 30, 2003, were as follows:

Available for sale:										(Thousands of yen)

	June 30, 2002				December 31, 2002				June 30, 2003
	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value	Cost	Gains	Losses	Fair value
Mutual funds	960,806	—	253,417	707,389	536,380	—	—	536,380	3,423,541	54,267	—	3,477,808

Debt securities	2,247,675	—	109,664	2,138,011	2,892,212	—	144,741	2,747,471	6,108,529	62,905	—	6,171,434

Equity securities	875,393	—	245,989	629,404	154,352	—	—	154,352	146,992	—	374	146,618

Total	4,083,874	—	609,070	3,474,804	3,582,944	—	144,741	3,438,203	9,679,062	117,172	374	9,795,860

Proceeds from sales and realized losses on sales of “available-for-sale” securities for the six months ended June 30, 2002 were (Yen) 152,316 thousand and (Yen)58,421 thousand, respectively. There are no sales of “available-for-sale” securities for the six months ended June 30, 2003.

Proceeds from maturities of marketable securities for the six months ended June 30, 2003 was (Yen)1,700,000 thousand, however no gains/losses were recognized regarding those transactions. There were no proceeds from maturities of marketable securities for the six months ended June 30, 2002.

6.    Stock Option

Based on the Company’s 2000, 2001 and 2002 incentive plans, the Company issued the following bonds with detachable warrants to SOFTBANK or the public.

	The end of warrant exercise period	Exercise price per share (Yen)
5 round	June 19, 2003	7,850
6 round	March 12, 2004	5,675
7 round	May 28, 2004	5,760
8 round	November 12, 2004	2,590
9 round	April 11, 2006	3,450

Upon issuance of each bond, the Company bought all of the warrants and distributed such instruments to the directors and certain employees of the Company and its subsidiaries as a part of their remuneration.

These transactions were accounted for as issuance of debt to SOFTBANK or the public, as an issuance of warrants to the directors and certain employees of the Company and its subsidiaries. The issuance of warrants to the directors and employees was accounted for under APB No. 25.

Warrant activity was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	5,240
Granted	—
Exercised	—
Redeemed	(637)
Cancelled	—
Outstanding at June 30, 2003	4,603

The grants of July 29, 1999, June 26, 2000, March 19, 2001, June 4, 2001, November 19, 2001 and April 18, 2002 did not result in deferred compensation.

In July 1999, the subsidiary in the United States introduced the U.S. program of the Company’s incentive plan. Under the U.S. program, STG Incentive Company L.L.C., a Delaware limited company organized for the program by three principal shareholders of the Company, grants stock options to purchase shares of the Company’s common stock, which vest one year from the date of grant and which are exercisable for the 3 years subsequent to the vesting date, to directors and certain employees of the subsidiary in the United States. The grants of options to the directors and employees were accounted for under APB 25. Option activity under the U.S. program was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	1,350
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2003	1,350

The exercise price per share for the options granted was determined as equivalent to the fair market value of the Company’s shares at the time of the grants. The weighted average exercise price per share for the option granted for the six month ended June 30, 2003 was (Yen)2,980. Consequently, the grants of the option did not result in deferred compensation.

Based on the resolution at the shareholders’ meeting on March 27, 2001, the Company introduced an incentive stock option plan as subscription right method, which qualified under the Japanese Commercial Code and the Industrial Revitalization Special Measures Law. In accordance with the terms of this plan, the Company granted options to purchase up to 724,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 16, 2001. The options granted are exercisable from April 1, 2002 through March 31, 2009. Option activity under this plan was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	707
Granted	—
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2003	707

The grants of options to the directors and employees were accounted for under APB No.25. The exercise price per share for the options granted of (Yen)5,760 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the options did not result in deferred compensation.

Based on the resolution of the extraordinary general shareholders’ meeting of the Company on September 12, 2002, Trend Micro adopted at the meeting of the board of directors on February 4, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 1,999,500 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on February 12, 2003. The options granted are exercisable from November 1, 2003 through October 31, 2007.

Based on the resolution of the fourteenth ordinary general shareholders’ meeting of the Company on March 26, 2003, Trend Micro adopted at the meeting of the board of directors on May 20, 2003 the following resolutions regarding Stock acquisition rights to be issued to the directors and employees of the Company and its subsidiaries in order to introduce the stock option plan. In accordance with the terms of this plan, the Company granted options to purchase up to 2,500,000 shares of the Company’s common stock to certain directors and employees of the Company and its subsidiaries on May 28, 2003. The options granted are exercisable from May 28, 2004 through May 27, 2008.

Option activity under this plan was as follows:

Thousands of shares represented by warrants
Outstanding at December 31, 2002	—
Granted	4,500
Exercised	—
Redeemed	—
Cancelled	—
Outstanding at June 30, 2003	4,500

The grants of Stock acquisition rights to the directors and employees were accounted for under APB No.25. The exercise price per share for the rights granted of (Yen)2,230 issued on February 12, 2003 and (Yen)1,955 issued on May 28, 2003 was determined as equivalent to the fair market value of the Company’s share at the time of the grants. Consequently, the grant of the Stock acquisition rights did not result in deferred compensation.

7.    Short-term borrowings and long-term debt

At June 30, 2003, the Company had unused lines of credit amounting to (Yen)700,000 thousand relating to bank overdraft and other short-term loan agreements. Under these overdraft agreements, the Company is authorized to obtain short-term financing at prevailing interest rates for periods not in excess of one year.

Long-term debt comprises the following:

	Thousands of yen
	June 30, 2002	December 31, 2002	June 30, 2003
Unsecured 2.5% bonds, due 2002 with detachable warrants	3,800,000	—	—
Unsecured 2.1% bonds, due 2003 with detachable warrants	5,000,000	5,000,000	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	5,000,000	5,000,000	5,000,000
Unsecured 1.5% bonds, due 2004 with detachable warrants	1,500,000	1,500,000	1,500,000
Unsecured 1.75% bonds, due 2004 with detachable warrants	6,000,000	6,000,000	6,000,000
Unsecured 1.9% bonds, due 2006 with detachable warrants	4,000,000	4,000,000	4,000,000

	25,300,000	21,500,000	16,500,000
Less – treasury bonds:
Unsecured 2.5% bonds, due 2002 with detachable warrants	(800,000)	—	—
Unsecured 1.75% bonds, due 2004 with detachable warrants	(6,000,000)	(6,000,000)	(6,000,000)
Unsecured 1.9% bonds, due 2006 with detachable warrants	(4,000,000)	(4,000,000)	(4,000,000)

	14,500,000	11,500,000	6,500,000
Less – portion due within one year	(8,000,000)	(5,000,000)	(6,500,000)

	6,500,000	6,500,000	—

Based on the Company’s incentive plans, the parent company issued unsecured bonds with detachable warrants and bought all of the warrants at the same time for the purpose of distributing such instruments to the directors and certain employees of the parent company and its subsidiaries as a part of their remuneration.

The Japanese Commercial Code, restricts redemptions and extinguishments of these bonds in case the amount of each outstanding bond is less than the aggregate amount of exercise price of each outstanding warrant. Therefore, in order to reduce interest costs, the parent company repurchased a part of the bonds through market with an intention to hold the treasury bonds until they can be extinguished legally. However, as the repurchase transaction is deemed as redemption of the bonds in substance, the treasury bonds are offset with the bonds on the face of consolidated balance sheets. Losses on the repurchase transaction were (Yen)8,800 thousand and were charged to income as other expenses for the six months ended June 30, 2002. There are no repurchase transactions for the six months ended June 30, 2003.

8.    Derivative instruments

The Company has a policy not to utilize any derivative financial instruments with off-balance sheet risk. In accordance with the policy, the parent company and its subsidiaries did not employ any derivative financial instruments.

However, ipTrend, which was acquired in 2000, had entered into an interest rate swap arrangement and a cap arrangement to manage its exposure to interest rate movements by effectively converting a portion of its debt from fixed to variable rates. Subsequent to the acquisition in 2000, ipTrend repaid the underlying hedged debt without settling the interest rate swap and cap arrangements. In 2001, the parent company assumed an interest rate swap and cap arrangements upon the liquidation of ipTrend in December 2001. Those arrangements, which did not qualify for hedge accounting, were marked to market with changes in value recognized in other income or expense.

At June 30, 2002, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)8,722 thousand. At December 31, 2002, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)7,493 thousand. At June 30, 2003, the notional principal amount of the interest rate swap arrangement and the interest rate cap arrangement were (Yen)200,000 thousand and (Yen)100,000 thousand, respectively and the aggregate carrying amount of the arrangements and the related fair value were a credit balance of (Yen)5,971 thousand. The fair value of interest rate swap arrangement and the interest rate cap arrangement are estimated based on the discounted amounts of future net cash flows.

9.    Fair value of financial instruments

Other than debt and equity securities, the fair value of which are disclosed in Note 4, the Company’s involvement in financial assets and liabilities with market risk is limited to cash and cash equivalents, time deposits, notes and accounts receivable, trade, notes and accounts payable, trade, and long-term debt. The estimated fair value of cash and cash equivalents, time deposits, notes and accounts receivable, trade, and notes and accounts payable, trade are carried at amounts, which approximate fair value. At June 30, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)14,500,000 thousand and (Yen)14,544,301 thousand respectively. At December 31, 2002, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)11,500,000 thousand and (Yen)11,524,870 thousand, respectively. At June 30, 2003, the carrying amount and the estimated fair value of long-term debt including the current portion are (Yen)6,500,000 thousand and (Yen)6,506,430 thousand, respectively.

The fair value of the long-term debt, including the current portion, is estimated based on the discounted amounts of future cash flows using the Company’s current incremental debt rates for similar liabilities.

10.    Segment Information

The company and its subsidiaries have been specializing in the “Security software business”. Following items are attributed to countries based on the location of the Company or the relevant consolidated subsidiary.

(Thousands of yen)

	For the six months ended June 30, 2002				From January 1, 2002 to June 30, 2002
	Japan	North America	Europe	Asia Pacific	Latin America	Total	Eliminations or Corporate	Consoli- dated
I Sales and operating income/loss
Sales:
(1) Sales to third parties	8,570,556	4,667,440	4,681,702	1,984,284	603,037	20,507,019	—	20,507,019
(2) Intersegment sales	4,126,130	2,603,594	25,884	1,541,443	—	8,297,051	(8,297,051)	—

Total	12,696,686	7,271,034	4,707,586	3,525,727	603,037	28,804,070	(8,297,051)	20,507,019

Operating expenses	2,900,145	6,367,554	4,767,830	3,315,177	560,805	17,911,511	(3,754,737)	14,156,774

Operating income(loss)	9,796,541	903,480	(60,244)	210,550	42,232	10,892,559	(4,542,314)	6,350,245

Long-lived assets (Eliminated)	1,775,262	617,823	430,815	976,137	21,243	3,821,280	—	3,821,280

							(Thousands of yen)
	For the six months ended June 30, 2003 ( From January 1, 2003 to June 30, 2003)
	Japan	North America	Europe	Asia Pacific	Latin America	Total	Eliminations or Corporate	Consoli- dated
I Sales and operating income/loss
Sales:
(1) Sales to third parties	9,530,315	4,461,668	5,474,014	2,169,675	673,970	22,309,642	—	22,309,642
(2) Intersegment sales	4,903,907	2,854,548	(29)	1,534,508	1,033	9,293,967	(9,293,967)	—

Total	14,434,222	7,316,216	5,473,985	3,704,183	675,003	31,603,609	(9,293,967)	22,309,642

Operating expenses	3,685,136	6,847,970	5,371,802	3,444,717	572,819	19,922,444	(3,434,669)	16,487,775

Operating income(loss)	10,749,086	468,246	102,183	259,466	102,184	11,681,165	(5,859,298)	5,821,867

Long-lived assets (Eliminated)	1,960,528	477,430	501,020	1,178,975	35,324	4,153,277	—	4,153,277

(Notes)

1.	Classification of countries and regions is based on geographical proximity.
2.	Classification of countries and regions into each geographic segment.

North America	U.S.A.
Europe	Italy Germany, France, UK, Ireland
Asia Pacific	Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China
Latin America	Brazil, Mexico

3.	Unallocable operating expenses for the six months ended June 30, 2002 and 2003 in the operating expense (Yen)5,531,758 thousands, (Yen)5,895,204 thousands is included in “Eliminations or Corporate”. Major components are expenses for the administrative department in parent company and research and development costs for our products.
4.	Unallocable operating expenses are included in “Elimination or Corporate” due to the difficulty in recognizing their contribution to each segments’ profit and loss.
5.	Of intersegment sales for the six months ended June 30, 2002, royalty sales in Japan is (Yen)4,125,138 thousand, while royalty expenses of operating resulted in (Yen)1,865,664 thousand in North America, (Yen)1,884,977 thousand in Europe, (Yen)275,868 thousand in Asia Pacific and (Yen)98,629 thousand in Latin America.
6.	Of intersegment sales for the six months ended June 30, 2003, royalty sales in Japan is (Yen)4,903,835 thousand, while royalty expenses of operating resulted in (Yen)2,153,112 thousand in North America, (Yen)2,192,023 thousand in Europe, (Yen)378,465 thousand in Asia Pacific and (Yen)180,235 thousand in Latin America.
7.	Of intersegment sales for the six months ended June 30, 2002, revenues from business trust in accordance with research and development and others resulted in (Yen)2,603,594 thousand in North America, (Yen)26,103 thousand in Europe, (Yen)1,272,518 thousand in Asia Pacific, and (Yen) - thousand in Latin America, while its cost of operating expense is (Yen)2,479,614 thousand in North America, (Yen) - thousand in Europe, (Yen)1,206,267 thousand in Asia Pacific, and (Yen) - thousand in Latin America.
8.	Of intersegment sales for the six months ended June 30, 2003, revenues from business trust in accordance with research and development and others resulted in (Yen)2,854,548 thousand in North America, (Yen) - thousand in Europe, (Yen)1,211,720 thousand in Asia Pacific and (Yen) - thousand in Latin America, while its cost of operating expense is (Yen)2,715,792 thousand in North America, (Yen)(15,313) thousand in Europe, (Yen)1,149,281 thousand in Asia Pacific and (Yen) - thousand in Latin America.

Net sales to significant customers

Customer	The six months ended June 30, 2002		The six months ended June 30, 2003
	Net sales	Ratio	Net sales	Ratio
SOFTBANK BB	4,871,663	23.8%	4,196,074	18.8%

SOFTBANK COMMERCE changed its name into SOFTBANK BB on January 7, 2003.

11.    Deferred Revenue by Region

					(Thousands of yen)

	As of June 30, 2002		As of December 31, 2002		As of June 30, 2003
	Current	Non-current	Current	Non-current	Current	Non-current
Japan	5,666,866	515,419	6,014,966	882,416	7,033,515	1,142,457
North America	2,527,266	122,070	3,516,529	460,594	3,792,881	412,970
Europe	2,027,603	160,923	2,727,176	792,381	2,962,828	1,305,783
Asia Pacific	705,536	30,713	885,964	53,069	976,243	161,025
Latin America	232,394	28,447	339,617	—	302,470	39,675

Total	11,159,665	857,572	13,484,252	2,188,460	15,067,937	3,061,910

(Notes)

Please refer to Segment Information regarding classification of countries and regions.

12.    Leased assets

Rental expenses under operating leases for the six months ended June 30, 2002 and 2003 were (Yen)789,517 thousand, and (Yen)784,447 thousand, respectively. The minimum rental payments required under operating leases that have initial or remaining non- cancelable lease terms at June 30, 2003 are as follows:

Thousands of yen
Year ending December 31:
2003	(Yen) 405,148
2004	513,630
2005	406,495
2006	95,447
2007	637

Total minimum future lease payments	(Yen)1,421,357

13.    Commitments and contingent liabilities

From the fiscal year ended December 31, 2002, the Company has launched a new service based on ‘Service level agreement’ (“the Agreement”) where the Company guarantees a certain level of services rendered to customers and may be required to pay penalties up to the limited amounts defined in the Agreement if the Company cannot perform the services as specified in the Agreement. The Company has established (Yen)2,815 thousand and (Yen)25,572 thousand of reserves for specific liabilities, as of December 31, 2002 and as of June 30, 2003, respectively, in connection with the Agreement that we currently deem to be probable and estimable.

14.    Subsequent events

At June 30, 2003, the company had no significant subsequent events.

15.    Status of manufacturing and actual sales

(1)    Manufacturing result

		(Thousands of Yen)

Period \ Products	For the six months ended June 30, 2002 (From January 1, 2002 to June 30, 2002)	For the six months ended June 30, 2003 (From January 1, 2003 to June 30, 2003)
PC client	25,287	68,438

LAN server	—	25,570

Internet server	375,008	280,159

Other products	461,953	275,270

Total	862,248	649,437

(Note)

1.	Amount is based on manufacturing expense.

2.	Consumption tax is not included in the amount above.

(2)    Sales result

		(Thousands of Yen)

Period \ Products	For the six months ended June 30, 2002 (From January 1, 2002 to June 30, 2002)	For the six months ended June 30, 2003 (From January 1, 2003 to June 30, 2003)
PC client	7,231,689	7,893,196

LAN server	2,633,355	3,368,579

Internet server	6,942,461	6,459,866

Other products	528,772	437,102

Sub-total	17,336,277	18,158,743

Other service	3,170,742	4,150,899

Total	20,507,019	22,309,642

(Note)

Quantity is omitted due to many types of products included in one product line.

July 29, 2003

Report of First–Half Results (Non-consolidated)

For Fiscal Year Ending December 31, 2003

[ Prepared in accordance with Japan GAAP ]

Company:	Trend Micro Incorporated	Tokyo Stock Exchange 1st Section
Code:	4704	Location : Tokyo
(URL http://www.trendmicro.co.jp/)
Representative:	Title	Representative Director and Chief Executive Officer
	Name	Chang, Ming-Jang
Contact:	Title	Controller, Finance & Accounting Department and General Manager, Corporate Affairs Department
	Name	Yuzuru Nanami	(Phone: 81-3-5334-3600)
Date of the board of directors meeting authorizing the first-half results:		July 29, 2003

The company can distribute semi-annual cash dividends based on the Article of corporation.

Starting date of semi-annual dividend payment: No semi-annual dividends were authorized for this semi-annual period.

The company adopts Unit Stock method. (One unit: 500 shares)

1.    Financial Highlights for the first half of FY 2003 (January 1, 2003 through June 30, 2003)

(1)    Results of operations

(All figures except for per share information are rounded down to millions of yen)

	Net sales	Growth rate	Operating income	Growth rate	Ordinary income	Growth rate
	Millions of yen	%	Millions of yen	%	Millions of yen	%
The first half of FY 2003	14,434	13.7	4,823	13.1	4,949	20.6
The first half of FY 2002	12,696	79.7	4,263	57.9	4,104	47.7

FY 2002 (annual)	27,797		10,321		9,765

	Net income	Growth rate	Net income per share
	Millions of yen	%	Yen
The first half of FY 2003	3,125	38.8	23.66
The first half of FY 2002	2,251	—	17.03

FY 2002 (annual)	5,812		43.99

(Note)

1. Weighted average number of shares outstanding:	132,097,979 shares (for the first half of FY 2003) 132,153,432 shares (for the first half of FY 2002) 132,111,467 shares (for FY 2002)
2.	Change in accounting policies: None
3.	The percentage of net sales, operating income, ordinary income and net income are comparison to the first half of prior fiscal year.

(2) Dividends

	Semi-annual dividends per share (Yen)	Annual dividends per share (Yen)
The first half of FY 2003	0	—
The first half of FY 2002	0	—

FY 2002 (annual)	—	0

(3)    Financial Position

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
As of	Millions of yen	Millions of yen	%	Yen
June 30, 2003	51,681	27,716	53.6	209.17
June 30, 2002	54,196	23,985	44.3	181.02

December 31, 2002	53,499	25,517	47.7	192.58

(Note)

1. Number of shares issued at the end of period:	132,503,417 shares as of June 30, 2003 132,492,510 shares as of June 30, 2002 132,503,417 shares as of December 31, 2002

2. Number of treasury stocks at the end of period:	1,456,770 shares as of June 30,2003 72,654 shares as of June 30, 2002 820,442 shares as of December 31, 2002

1.    Non-consolidated Semi-annual Financial Statements

(1)    Non-consolidated semi-annual balance sheets

(Thousands of yen)

Period / Account	At the end of the first half of the current fiscal year (As of June 30, 2003)		At the end of the first half of the previous fiscal year (As of June 30, 2002)		Condensed balance sheet at the end of previous fiscal year (As of December 31, 2002)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
(Assets)
Current assets
1. Cash and bank deposits	26,766,950		35,002,683		33,449,175
2. Accounts receivable, trade	5,622,321		6,862,634		7,156,521
3. Marketable securities	1,231,790		—		1,847,889
4. Inventories	53,135		198,631		186,610
5. Intercompany loan receivables	92,155		91,924		283,701
6. Other accounts receivable	120,949		785,462		121,949
7. Deferred income taxes	3,579,613		2,915,766		3,337,271
8. Others	249,454		107,580		93,835
9. Allowance for doubtful accounts	(87,686)		(96,416)		(100,023)

Total current assets	37,628,684	72.8	45,868,267	84.6	46,376,931	86.7
Non-current assets
1. Property and equipment *1	577,881	1.1	661,318	1.2	637,784	1.2
2. Intangibles
(1) Software	731,325		578,376		818,872
(2) Software in progress	56,318		3,799		156,595
(3) Others	14,889		34,131		23,851

Total intangibles	802,533	1.6	616,307	1.1	999,318	1.9
3. Investments and other non-current assets
(1) Investments in securities	8,113,123		2,767,414		1,053,932
(2) Investments in subsidiaries and affiliates	2,173,691		2,183,471		2,179,137
(3) Deferred income taxes	1,289,219		811,734		1,134,958
(4) Others	1,111,027		1,303,188		1,132,586
(5) Allowance for doubtful accounts	(14,707)		(14,797)		(14,798)

Total investments and other non-current assets	12,672,354	24.5	7,051,013	13.1	5,485,816	10.2

Total non-current assets	14,052,770	27.2	8,328,638	15.4	7,122,919	13.3

Total assets	51,681,454	100.0	54,196,905	100.0	53,499,851	100.0

					(Thousands of yen)
Period / Account	At the end of the first half of the current fiscal year (As of June 30, 2003)		At the end of the first half of the previous fiscal year (As of June 30, 2002)		Condensed balance sheet at the end of the previous fiscal year (As of December 31, 2002)
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
( Liabilities)
Current liabilities
1. Accounts payable, trade	214,418		86,934		181,140
2. Current portion of long-term debt *5	6,500,000		8,000,000		5,000,000
3. Accounts payable, other	3,356,866		3,157,370		2,376,445
4. Accrued income and other taxes	2,601,000		1,591,000		3,223,185
5. Allowance for sales returns	316,201		704,191		340,068
6. Warrants	1,944,009		3,035,527		2,584,009
7. Deferred revenue	7,033,515		5,666,866		6,014,965
8. Others *3	467,376		682,953		567,949

Total current liabilities	22,433,388	43.4	22,924,844	42.3	20,287,764	37.9
Long-term liabilities
1. Long-term debt *5	—		6,500,000		6,500,000
2. Deferred revenue	1,142,456		515,418		882,416
3. Allowance for retirement benefits	389,315		271,594		311,832

Total long-term liabilities	1,531,772	3.0	7,287,012	13.4	7,694,248	14.4

Total liabilities	23,965,160	46.4	30,211,857	55.7	27,982,012	52.3
(Shareholders’ equity)
Common stock *4	7,257,059	14.0	7,240,079	13.4	7,257,059	13.6
Capital surplus
1. Additional paid-in capital	9,102,026	17.7	9,080,043	16.8	9,102,026	17.0
Accumulated earnings
1. Legal reserve	20,833	0.0	20,833	0.0	20,833	0.0
2. Unappropriated retained earnings at the end of the period	14,669,667	28.4	7,983,598	14.7	11,544,082	21.6
Valuation difference on other securities	116,578	0.2	(90,051)	(0.2)	(83,877)	(0.2)
Treasury stock *2	(3,449,872)	(6.7)	(249,454)	(0.4)	(2,322,286)	(4.3)

Total shareholders’ equity	27,716,293	53.6	23,985,048	44.3	25,517,839	47.7

Total liabilities and shareholders’ equity	51,681,454	100.0	54,196,905	100.0	53,499,851	100.0

(2)    Non-consolidated semi-annual income statements

					(Thousands of yen)

Period \ Account	For the first half of the current fiscal year ( From January 1, 2003 To June 30, 2003)		For the first half of the previous fiscal year (From January 1, 2002 To June 30, 2002)		Condensed income statementa for the previous fiscal year ( From January 1, 2002 To December 31, 2002 )
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
1. Net sales	14,434,222	100.0	12,696,685	100.0	27,797,230	100.0
2. Cost of sales *5	1,180,302	8.2	1,038,961	8.2	1,890,219	6.8

Gross profit	13,253,920	91.8	11,657,724	91.8	25,907,011	93.2
3. Operating expenses *1,6	8,430,550	58.4	7,394,357	58.2	15,585,167	56.1

Operating income	4,823,369	33.4	4,263,366	33.6	10,321,843	37.1
4. Non-operating income *2	329,534	2.3	120,029	0.9	335,531	1.2
5. Non-operating expense *3	203,551	1.4	278,789	2.2	892,060	3.2

Ordinary income	4,949,352	34.3	4,104,606	32.3	9,765,314	35.1

6. Unusual Profit *4	640,000	4.4	—	—	446,215	1.6
7. Unusual losses *5	144,570	1.0	83,285	0.6	94,485	0.3

Income before taxes	5,444,782	37.7	4,021,320	31.7	10,117,044	36.4
Income tax – Current	2,862,319	19.8	2,127,399	16.8	5,411,847	19.5
Income tax – Deferred	(543,121)	(3.8)	(357,800)	(2.8)	(1,107,009)	(4.0)

Net income	3,125,584	21.7	2,251,721	17.7	5,812,206	20.9
Retained earnings at the beginning of the year	11,544,082		5,731,876		5,731,876

Unappropriated retained Earnings at the end of the period	14,669,667		7,983,598		11,544,082

Significant accounting policies and practices for preparing non-consolidated semi-annual financial statemens.

1. Accounting for evaluation of securities

(1)    Securities

–       Investments in affilates and in subsidiaries

Moving average cost method

–       Available-for-sale

Available-for-sale with fair market value:

The securities are stated at the market value method based on the value at the end of the period (valuated differences are recognized in equity directly, not to reflect to net earnings and cost of selling is determined by the weighted average method).

–       Availalble-for-sale without a market value:

The securities are stated at the weighted average cost.

(2)    The transaction of derivatives

The market value method

(3)    Inventories

Finished goods – Raw materials – Supplies

Moving average cost method

Work in process

Work in process is stated at the cost being determined by accumulated production and development cost for individual projects.

2. Depreciation and amortization method for fixed assets

(1)    Property and equipment

Declining-balance method

Useful life and salvage value of the fixed assets are determined using the standard which is regulated by corporate tax law.

Building (excluding facilities and leasehold improvement) acquired after April 1, 1998 are depreciated by a straight – line method.

(2)    Intangibles

<Software for mass sale>

Straight – line method over the estimated useful lives (12 months).

<Software for internal use>

Straight-line method over the estimated useful lives (5 years).

<Other intangibles>

Straight-line method

Depreciation years are determined using the standard which is regulated by corporate tax law

3. Accounting for deferred assets	Issueing costs of stocks and bonds are charged to expenses when incurred.

4. Accounting policies for provisions

(1)    Allowance for doubtful accounts

As contingency against losses from default of note and account receivable, the allowance for doubtful accounts is provided. The amount is determined using a percentage based on own actual doubtful account loss against total of debts and an amount, which takes into consideration the possibility of recovering specific liabilities.

(2)    Allowance for sales return

In order to reserve future losses from sales return subsequent to the fiscal year end, allowance for sales return is provided based on the past experience in the sales return.

(3)    Allowance for retirement benefits

In order to reserve future losses araising from retirement of employees, allowance for retirement benefits is provided based on retirement benefit liabilities at the end of the period under reviewing.

Actuarial gain and loss are all expensed in the following accounting period.

5. Translation of major foreign-currency assets and liabilities into Yen.	Foreign-currency financial receivables and liabilities are translated into yen at the spot rate effective at the end of the period. Exchange differential is treated as a profit/loss.

6. Revenue recognition policy

Revenue recognition method for Post Contract Customer Support Service

Basically, the product license agreement contracted with the end-user states the article for PCS (customer support and upgrading of products and its pattern files). The company adopts the following revenue recognition method for the portion of PCS. Portion of PCS revenue is recognized separately from total revenue and it is deferred as deferred revenues under current liabilities and non-current liabilities based on contracted period. Deferred revenue is finally recognized for the contracted period evenly.

7. Accounting for leased assets	Finance leases without transfer of ownership of the leased assets are accounted for in the same manner as applied for operating leases.

8. Other important matters for preparing semi-annual financial statements	(1) Consumption tax
Transactions subject to consumption tax are stated at the amount net of the related consumption tax.

(2) Accounting for stock warrants that was granted to some officers and employees.

The Company has adopted incentive plans where warrants to purchase parent company’s shares are granted to directors and certain employees after parent company issues bonds with detachable warrants and immediately repurchases all of the warants. Compensation costs are measured at repurchase costs of warrant securities at the point of grant because that is only one of the compensation scheme which grants warrants to directors and employees. Warrant portion of the bonds is recored as “warrant account” upon issuance and then transferred to “additional paid-in capital” upon exercise.

In addition, the Company has adopted incentive plans of Stock Option (Subscription right method) for directors and certain employees of the Company based on pre-revised section 280-19-1 of the Business Law and section 9-1 of the Industrial Revitalization Special Measures Law and the incentive plans of Stock Option (Stock acquisition rights method) for directors and certain employees of the company based on section 280-20 and 280-21 of the Business Law. The company doesn’t recognize compensation cost and transactions due to this scheme.

(3) Accounting method for treasury stock and reduction of legal reserves

Effective from the first half of current fiscal year, the Company adopted Financial Accounting Standards No.1: “Accounting Standards for Treasury Stock and Reduction of Legal Reserves”. Adoption of this new standard had no impact on the Company’s results of operations and financial position.

(4) Per share information

Effective from the first half of current fiscal year, the Company adopted Financial Accounting Standards No.2: “Accounting Standards for Earnings per Share” and Financial Accounting Standards Implementation Guidance No.4: “Implementation Guidance for Accounting Standards for Earnings per Share”, issued by the Accouting Standards Board of Japan. Retroactive per share information is described in the “Per Share Data” section.

Notes

(Non-consolidated semi-annual balance sheets)

(Thousands of Yen)
At the end of the first half of the current fiscal year (As of June 30, 2003)	At the end of the first half of the previous fiscal year (As of June 30, 2002)	At the end of the previous fiscal year (As of Dec. 31, 2002)
*1 Accumulated depreciation of property and equipment JPY 433,126	*1 Accumulated depreciation of property and equipment JPY 372,147	*1 Accumulated depreciation of property and equipment JPY 456,156

*2 Number of treasury stocks 1,456,770 shares	*2 Number of treasury stocks 72,654 shares	*2 Number of treasury stocks 820,442 shares

*3 Presentation of consumption tax	*3 Presentation of consumption tax	*3 Presentation of consumption tax
Net of consumption tax paid and consumption tax received are included in other current liabilities.	Net of consumption tax paid and consumption tax received are included in other current liabilities.	Net of consumption tax paid and consumption tax received are included in other current liabilities.

*4 Description of increases in the number	*4 Description of increases in the number	*4 Description of increases in the number
of shares issued	of shares issued Exercise of stock warrants detached from bonds –Number of shares issued 440,226 shares –Issue price per share JPY – –Increase in common stock JPY 406,401	of shares issued Exercise of stock warrants detached from bonds –Number of shares issued 440,226 shares –Issue price per share JPY – –Increase in common stock JPY 406,401
*5 Treasury bonds	*5 Treasury bonds	*5 Treasury bonds

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants. Under section pre-revised 341-8-4 of Japanese Commercial Code, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. From this reason, Parent company intends to hold the treasury bonds until they can be retired legally. This repurchase is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants. Under section pre-revised 341-8-4 of Japanese Commercial Code, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. From this reason, Parent company intends to hold the treasury bonds until they can be retired legally. This repurchase is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of the affiliated company, the Company issued unsecured bonds with detachable warrants. Under section pre-revised 341-8-4 of Japanese Commercial Code, the redemption and retirement of these bonds are restricted when total amount of bonds is less than the total amount of issue price of the stocks from unexecuted warrants.

To reduce interest costs, the Company repurchased a part of the issued bonds after warrants were detached. From this reason, Parent company intends to hold the treasury bonds until they can be retired legally. This repurchase is same as the redemption substantially.

Thus, bonds and treasury bonds are disclosed in net amount in the balance sheet as follows.

The difference between the repurchased price and book value of the treasury bonds at the time of transaction are booked as loss on repurchase of treasury bonds in the unusual loss section.

	(Thousands of yen)			(Thousands of yen)			(Thousands of yen)
	Current liability	Non-current liability		Current liability	Non-current liability		Current liability	Non-current liability
Bonds	6,500,000	10,000,000	Bonds	8,800,000	16,500,000	Bonds	5,000,000	16,500,000
Treasury bonds	—	(10,000,000)	Treasury bonds	(800,000)	(10,000,000)	Treasury bonds	—	(10,000,000)

	6,500,000	—		8,000,000	6,500,000		5,000,000	6,500,000

(Non-consolidated semi-annual income statement)

								(Thousands of yen)

For the first half of the current fiscal year ( From January 1, 2003 To June 30, 2003 )			For the first half of the previous fiscal year ( From January 1, 2002 To June 30, 2002 )			For the previous fiscal year ( From January 1, 2002 To December 31, 2002 )
*1	Major components of Operating expenses		*1	Major components of Operating expenses		*1	Major components of Operating expenses
	Sales promotions and Advertising	2,191,162		Sales promotions and Advertising	1,728,469		Sales promotions and Advertising	4,387,748
	Salaries and bonuses	1,160,527		Salaries and bonuses	1,122,862		Salaries and bonuses	1,983,100
	Pension and severance costs	104,314		Pension and severance costs	37,485		Pension and severance costs	136,443
	Depreciation expense	66,855		Depreciation expense	65,285		Depreciation expense	141,620
	Service charge	987,466		Service charge	464,387		Service charge	1,374,463
	Research and development costs	837,853		Research and development costs	903,936		Research and development costs	1,676,728
	Software maintenance fee	1,089,941		Software maintenance fee	924,705		Software maintenance fee	1,806,002
	Intercompany charge	647,975		Intercompany charge	876,662		Intercompany charge	1,514,089

*2	Major components of non-operating income		*2	Major components of non-operating income		*2	Major components of non-operating income
	Interest on securities	86,874		Interest on securities	37,138		Interest on securities	76,295
	Interest income	22,040		Interest income	36,775		Interest income	95,653
	Foreign exchange gain	187,664		Gain from reversing of allowance for			Foreign exchange gain	110,912
	Gain from reversing of allowance for			doubtful accounts	32,269		Gain from reversing of allowance for
	doubtful accounts	12,428					doubtful accounts	28,661

	Major components of non-operating expense			Major components of non-operating expense			Major components of non-operating expense
	Bond interests	105,321		Bond interests	149,013		Bonds interests	264,784
	Evaluation loss on investment in			Bond issue cost	11,736		Bond issue cost	11,736
	securities	7,359		Warrants fees	19,924		Evaluation loss on investment in
	Evaluation loss on investment in capital			Loss on sales of marketable securities	13,553		securities	379,878
	fund	85,434		Foreign exchange loss	80,368		Loss on sales of marketable securities	14,169
							Evaluation loss on investment in
							capital fund	171,009

*4	Major component of unusual profit		*4	Major component of unusual profit		*4	Major component of unusual profit
	Gain from reversing of warrants	640,000			—		Gain from reversing of warrants	446,215

*5	Major component of unusual loss		*5	Major component of unusual loss		*5	Major component of unusual profit
	Loss on disposal of fixed assets	138,570		Loss on disposal of fixed assets	2,492		Loss on disposal of fixed assets	9,358
	Evaluation loss on investments in			Evaluation loss on investments in			Evaluation loss on investments in
	subsidiaries and affiliates	5,999		subsidiaries and affiliates	71,993		subsidiaries and affiliates	76,326
				Loss on repurchased treasury bond	8,800		Loss on repurchased treasury bond	8,800

*6	Depreciation and amortization expense		*6	Depreciation and amortization expense		*6	Depreciation and amortization expense
	Property and equipment	79,121		Property and equipment	86,473		Property and equipment	182,733
	Intangible fixed assets	597,897		Intangible fixed assets	526,079		Intangible fixed assets	946,530

(Significant subsequent events) None

2.    Lease transactions

None

3.    Market value of the marketable securities

-	For the first half of current fiscal year (as of June 30, 2003)

None	of investments in subsidiaries and affiliates have fair value

-	For the first half of previous fiscal year (as of June 30, 2002)

None	of investments in subsidiaries and affiliates have fair value

-	For the previous fiscal year (as of December 31, 2002)

None	of investments in subsidiaries and affiliates have fair value.

4.    Per Share Data

			(Yen)
	For the first half of the current fiscal year	For the first half of the previous fiscal year	For the previous fiscal year
	(From January 1, 2003 To June 30, 2003)	(From January 1, 2002 To June 30, 2002)	(From January 1, 2002 To December 31, 2002)
Net asset per share	209.17	181.02	192.58

Net income per share – Basic	23.66	17.03	43.99

Net income per share – Diluted	—	16.96	43.87

Effective from the first half of the current fiscal year, the Company adopted Financial Accounting Standards No.2: “Accounting Standards for Earnings per Share” and Financial Accounting Standards Implementation Guidance

No.4: “Implementation Guidance for Accounting

Standards for Earnings per Share”. Adoption of this

standard had no impact on the Per Share Data for the first half of the previous fiscal year and the previous fiscal year.

*Basis	of calculation for net income per share and diluted net income per share as follows.

	For the first half of the current fiscal year	For the first half of the previous fiscal year	For the previous fiscal year
	(From January 1, 2003 To June 30, 2003)	(From January 1, 2002 To June 30, 2002)	(From January 1, 2002 To December 31, 2002)
Net income per share
Net income
(Thousand in Yen)	3,125,584	—	—
Earnings not allocated to common stock
(Thousand in Yen)	—	—	—
Net income for common stock
Numbers of weighted average shares outstanding	3,125,584	—	—

	132,097,979	—	—

Net income per share – Diluted	—
Increased common stock Details of shares not included in the computation of Diluted earning per share (Since it did not have dilutive effect)

873,127 stocks which were based on stock warrant regulated by pre-rivesed commercial law 280-19 were issued on March 19, 2001.

256,076 stocks which were based on stock warrant regulated by pre-revised commercial law 280-19 were issued on June 4, 2001.

2,315,057 stocks which

were based on stock

warrant regulated by

pre-revised commercial law 280-19 were issued on November 19, 2001.

1,158,840 stocks which

were based on stock

warrant regulated by

pre-revised commercial

law 280-19 were issued on April 18, 2002.

707,000 stocks which were based on stock subscription right and approved at shareholder’s meeting on March 27, 2001 and regulated by pre-revised commercial law 280-19 and Industrial

Revitalization Special Measures Law No. 9 were issued on May 16, 2001.

1,999,500 stocks which

were based on stock

acquisition rights and

approved at shareholder’s meeting on September 12, 2002 and regulated by commercial law 280-20 and 280-21 were issued on

February 12, 2003.

2,500,000 stocks which

were based on stock

acquisition rights and

approved at shareholder’s meeting on March 26,

2003 and regulated by

commercial law 280-20

and 280-21 were issued on May 28, 2003.